Seward & Kissel llp ONE BATTERY PARK PLAZA NEW YORK, NEW YORK 10004

TELEPHONE: (212) 574-1200 FACSIMILE: (212) 480-8421 WWW.SEWKIS.COM	901 K STREET, NW WASHINGTON, D.C. 20001 TELEPHONE: (202) 737-8833 FACSIMILE: (202) 737-5184

October 1, 2019

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Transportation and Leisure
100 F Street N.E.
Washington, D.C. 20549
Attn: John Stickel
Re:	Eagle Bulk Shipping Inc. Amendment No. 1 to Resgistration Statement on Form S-3 Filed September 17, 2019 File No. 333-233208

Dear Mr. Brown:
This letter sets forth the response of Eagle Bulk Shipping Inc. (the “Company”) to the comment letter dated September 23, 2019 (the “Comment Letter”) of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) with respect to the Company’s Amendment No. 1 to Registration Statement on Form S-3 (“Amendment No. 1 to the Registration Statement”), filed via EDGAR on September 17, 2019. The Company has today filed via EDGAR this letter together with its Amendment No. 2 to the Registration Statement on Form S-3 (“Amendment No. 2 to the Registration Statement”), which responds to the Staff’s comment contained in the Comment Letter and provides certain updates for the passage of time.
The following numbered paragraph corresponds to the numbered paragraph in the Comment Letter.
General
1.
We note your response to our prior comment 1 that the forum selection provision contained in the company’s Third Amended and Restated Articles of Incorporation could apply to actions brought under provisions of the federal securities laws, including the U.S. Securities Act of 1933, as amended and the U.S. Securities and Exchange Act of 1934, as amended. Please revise your prospectus to disclose such information. Refer to prior comment 1.

U.S. Securities and Exchange Commission
October 1, 2019

Further to the Comment Letter, we have updated the forum selection risk factor on page 10 of Amendment No. 2 to the Registration Statement, to clarify that the forum selection provision contained in the Company’s Third Amended and Restated Articles of Incorporation could apply to actions brought under provisions of the federal securities laws, including the U.S. Securities Act of 1933, as amended and the U.S. Securities and Exchange Act of 1934, as amended.
If you have any questions or comments concerning this letter, please feel free to contact the undersigned at (212) 574-1274 or Daniel Lin at (212) 574-1620.

Very truly yours,

/s/ Keith J. Billotti, Esq.

cc:	Laura Nicholson, Special Counsel U.S. Securities and Exchange Commission Division of Corporation Finance

Gary Vogel
Chief Executive Officer
Eagle Bulk Shipping Inc.
300 First Stamford Place, 5th Floor
Stamford, CT 06902